SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

Item 1.  Type of security or securities.

                  Bank Notes, Commercial Paper and Extendible Commercial Notes.

Item 2.  Issue, renewal or guaranty.

                  Not applicable

Item 3.  Principal amount of each security.

                    Bank Notes - None issued during the quarter. Outstanding at March 31, 2004 - $0.

                    Commercial Paper - Various amounts ranging from $0 to $40,000,000. None outstanding at March 31, 2004.

                    Extendible Commercial Notes - None issued during the quarter. Outstanding at March 31, 2004 - $0.

Item 4.  Rate of interest per annum of each security.

                    Bank Notes - None issued during quarter.

                    Commercial Paper - Rates ranging from 0.99% to 1.05%.

                    Extendible Commercial Notes - None issued during quarter.

Item 5. Date of issue, renewal or guaranty of each security.

                    Commercial Paper - Various dates within the quarter ended March 31, 2004.

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Item 6. If renewal of security, give date of original issue.

                    Not Applicable

Item 7.  Date of maturity of each security.

                    Commercial Paper - Various dates during quarter until February 17, 2004.

Item 8.  Name of person to whom each security was issued, renewed or guaranteed.

                    Commercial Paper - Bank of America, First Boston, and Southern Company Funding Corp.

Item 9.  Collateral given with each security, if any.

                    Not applicable.

Item 10. Consideration received for each security.

                    Not applicable.

Item 11. Application of proceeds of each security.

                    Proceeds used for general corporate purposes, including working capital.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

               a. the provisions contained in the first sentence of Section 6(b)___

               b. the provisions contained in the fourth sentence of Section 6(b)___

               c. the provisions contained in any rule of the Commission other than Rule U-48 X .

Item 13. Not Applicable.

Item 14. Not Applicable.

Item 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

                    Rule 52.


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Date:  May 12, 2004                          ALABAMA POWER COMPANY



                                             By:  /s/Wayne Boston
                                                    Wayne Boston
                                                 Assistant Secretary